THE SPAIN FUND, INC
Question 77D

The Annual Meeting of the Stockholders of The Spain Fund, Inc. (the “Fund”) was held on November 9, 2009, adjourned to December 8, 2009 and adjourned to January 19, 2010.

A description of the proposals and number

2.	Modification and reclassification of certain fundamental investment objective	4,475,369	1,951,865	106,696

3.	Amendment or elimination of certain fundamental investment policies:

3.A	Senior securities and borrowing money	4,551,429	2,132,843	130,283

3.B	Concentrating investments in a particular industry or group of industries	4,659,234	2,024,146	131,175

3.C	Investments in real estate	4,630,724	2,049,940	133,891

3.D	Investments in commodities	4,569,307	2,101,910	143,338

3.E	Making loans	4,504,558	2,172,923	137,074

3.F	Fundamental policies	4,578,350	2,086,065	150,140

ablegal - 1758187 v1
Funds/closed-end/Spain—Insert 23A to Annual Rept..1-2010